EXHIBIT D-6


                                STATE OF ILLINOIS
                          ILLINOIS COMMERCE COMMISSION

INTERSTATE POWER COMPANY           )
INTERSTATE POWER COMPANY           )
                                   )         00-0261
JOINT APPLICATION FOR APPROVAL OF  )
MERGER AND REORGANIZATION.         )

                                      ORDER
By the Commission:

I.   PROCEDURAL HISTORY

On April 3, 2000, as amended, Interstate Power Company ("IPC"), a Delaware Corporation, and Interstate Power and Light Company ("IP&L"),(collectively hereinafter referred to as "Applicants"), filed a joint Application ("Application") with the Illinois Commerce Commission ("Commission") pursuant to Sections 7-102, 7-203, and 7-204A of the Illinois Public Utilities Act ("Act") (220 ILCS 5/7-102, 5/7-203, 5/7-204 and 5/7-204A) seeking approval of the proposed merger of IPC with and into IES Utilities Inc. ("IES"), with IES as the surviving corporation, to be renamed IP&L, with respect to IPC' s natural gas distribution operations (the "IPC/IES Merger"). In order to clarify the action being requested, the Applicants filed an amended application on June 13, 2000, and a Second Amended Application on September 8, 2000 ("Amended Application"), which superceded and was substituted for the prior Applications.

Specifically, the Amended Application requests that the Commission enter an
Order:

     (i) granting its approval of the IPC/IES merger pursuant to Section 7-102 of the Act;

     (ii) granting its approval pursuant to Section 7-204 of the "reorganization" that will occur by virtue of the merger and the cancellation of the common stock of IPC due to the merger;

     (ii) granting its approval pursuant to Sections 7-201, 7-203 and 8-406 of the transfer by IPC to IP&L of Illinois certificates of public convenience and necessity, franchises, licenses, permits and rights to own, operate, manage and control IPC;.00-0261

    (iii) granting pursuant to Section 8-406 a certificate of public convenience and necessity to IP&L to transact business in Illinois as a public utility and any other authority necessary for IP&L to operate the public utility business currently operated in Illinois by IPC;


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     (v)  granting its approval pursuant to Section 8-508 to the discontinuance of service of IPC;

     (vi) granting its approval pursuant to Section 6-102 authorizing IES/IP&L to maintain its shares of common stock for purposes of effectuating the merger;

    (vii) finding, pursuant to Section 6-108, that no fees are due under
          Section 6-108;

   (viii) authorizing IP&L, pursuant to Section 7-102(f), to assume the liabilities of IPC;

     (ix) granting its approval pursuant to Section 6-103 of IP&L' s capitalization;

     (x) Pursuant to Sections 7-101(3), 7-102(f) and (g), and 7-204A, authorizing Applicants to engage in the non-exempt transactions with affiliated interests as set forth in the Amended Application and Applicants' testimony;

     (x) granting its approval pursuant to Section 9-201 for waiver of the 45-day notice requirement for the filing of tariffs; and

    (xii) granting other and related appropriate relief.

No petitions to intervene have been filed.

Pursuant to proper legal notice, prehearing conferences were held in this matter on July 6, and August 16, 2000, and an evidentiary hearing was held on September 7, 2000 at the Commission' s offices in Chicago, Illinois. Appearances were entered by counsel on behalf of IPC, IP&L and the Commission Staff. At the hearing on September 7, 2000, IPC and IP&L submitted the testimony of Daniel A. Doyle, Vice President, Chief Accounting and Financial Planning Officer of Alliant Energy Corporation, the parent company of IPC, who serves in the same capacity for IPC and IES; Glen E. Jablonka, the Manager of Administration of Alliant Energy Corporate Services ("Services"); and Enrique Bacalao, Assistant Treasurer and Director of Finance of Alliant Energy, IPC and IES.

Mark Maple, an Energy Engineer in the Engineering Department of the Energy Division submitted a position statement on behalf of Staff. At the conclusion of the hearing on September 7, 2000, the record was marked "Heard and Taken",


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subject to the admission of a late-filed exhibit, an anticipated amendment to the merger agreement. Applicants Motion to Extend was filed and granted February 27, 2001, extending the deadline for consideration of the IPC/IES Merger to June 3, 2001.

II.  DESCRIPTION OF THE PROPOSED MERGER

IPC and IES are both operating as public utilities and are both wholly owned subsidiaries of Alliant Energy, a registered public utility holding company. IPC is a Delaware corporation and is an Illinois public utility under the Act, and it provides retail natural gas service and electric service in Illinois, as well as Iowa and Minnesota. IES is an Iowa corporation and provides retail natural gas service and electric service in Iowa. Alliant Energy was formed on April 21, 1998 as a result of the merger between WPL Holdings, Inc. ("Holdings"), IES Industries Inc. ("Industries") and IPC (the "Alliant Energy merger"). The Alliant Energy merger was approved by the Commission in Docket No. 96-0122 by an Order issued May 9, 1997, in Interstate Power Company and South Beloit Water, Gas & Electric Company, 1997 Ill. PUC Lexis 254.

Alliant Energy' s public utility subsidiaries are Wisconsin Power and Light Company ("WPL"), IES, IPC and South Beloit, Water, Gas and Electric Company ("SBWGE"). Together these companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. In addition, WP&L provides water service to approximately 35,000 customers in Wisconsin and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Services"), a subsidiary service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant Energy's investments in non-utility subsidiaries.

Under the terms of the Alliant Energy merger, IPC and IES have been able to consolidate certain corporate and administrative functions, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and information systems. Other significant cost savings have included reduced corporate and administrative programs, reduced electric production costs, non-fuel purchasing economies, lower gas supply costs, and other avoided or reduced operation and maintenance costs, such as the deferral of costs associated with adding new generating capacity. The Illinois public utility functions and operations of IPC have continued to be owned and operated by IPC subject to the Commission' s jurisdiction.

Under the terms of the Agreement and Plan of Merger entered into between the Applicants as of March 15, 2000, amended November 29, 2000 as reflected in the late-filed exhibit of January 2, 2001, IPC will merge into IES. The surviving corporation will be renamed as Interstate Power and Light Company upon the


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consummation of the merger, at which time all of the shares of common stock of
IPC, wholly owned by Alliant Energy, will be canceled. A copy of the Merger Agreement was marked as Attachment B to the Application and an unexecuted copy of the anticipated late-filed exhibit was made part of the record at hearing. The Amended Application seeks approval of the Merger pursuant to Sections 7-102, 7-203, 7-204 and 7-204A of the Act, with respect to IPC' s gas operations in Illinois.

Applicants propose that IPC abandon its retail gas public utility business on the effective date of the merger and that the Commission approve the transfer of the authority to IP&L, the surviving corporation, to carry on all gas public utility service currently provided by IPC in Illinois.

In order to accomplish this transaction, Applicants have requested the Commission to transfer to IP&L, as the surviving corporation, the Certificates of Public Convenience and Necessity and certain authorities applicable to gas service and facilities previously issued to IPC as of the effective date of the merger. Following the merger, IP&L will remain a wholly-owned subsidiary of Alliant Energy. IP&L does not propose to change any of the rates, terms or conditions applicable to current Illinois customers of IPC.

IPC is a combination electric and gas utility whose service territory encompasses over 10,000 square miles the in States of Iowa, Minnesota and Illinois. IPC provides electric service to about 167,000 customers in Iowa, Minnesota and Illinois (including the cities of Dubuque, Clinton, Mason City, Iowa and Albert Lea, Minnesota). The Illinois customer base of IPC is approximately 11,000 customers. In addition, IPC provides natural gas service to approximately 53,000 customers in these same three states of which 5,400 are located in Illinois.

IES serves 525 retail electric communities located in the State of Iowa (including the cities of Ames, Atlantic, Burlington, Cedar Rapids, Centerville, Charitan, Creston, DeWitt, Fairfield, Fort Madison, Garner, Grinnell, Iowa Falls, Jefferson, Keokuk, Manchester, Marshalltown, Muscatine, Newton, Ottumwa, Sibley, Spirit Lake, Storm Lake and Washington.) IES serves approximately 345,000 electric customers and 181,000 natural gas customers at retail.

     A.   BENEFITS OF THE PROPOSED MERGER

Applicants stated that the IPC/IES merger offers the following significant benefits to each company and its respective stockholders, employees and customers:

Maintenance of Competitive Rates -- IP&L will be more effective in meeting the
--------------------------------
challenges of the increasingly competitive environment in the utility industry than IES or IPC standing alone. The IPC/IES merger will create the opportunity for financial and operational benefits for customers in the form of more


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competitive rates over the long term and offers shareholders greater financial strength and financial flexibility.

Integration of Corporate and Administrative Functions --
-----------------------------------------------------
IP&L will be able to consolidate certain administrative functions of IES and IPC, thereby reducing non-labor corporate and administrative expenses. In addition, some savings in areas such as regulatory costs, legal, audit and consulting fees are expected to be realized.

The Applicants stated that synergies from the IPC/IES merger will generate cost savings which would not be available absent the merger. Although they stated there can be no assurances that such results will be achieved, preliminary estimates by the Applicants' management were that the IPC/IES Merger could result in potential net cost savings (after taking into account the costs incurred to achieve such savings) of approximately $2.7 million during the ten-year period following the merger, applicable to Iowa and Illinois gas and electric service.

     B.   STAFF POSITION

Mr. Maple testified that Staff has reviewed the filing of IPC and IP&L in this Docket and the merger which is the subject matter thereof. Staff did not take exception to the Applicants' filing.

III. APPLICABLE LAW

The action of the Commission in this proceeding is governed primarily by three sections of the Act: Section 7-102 relating to the approval of mergers, Section 7-203 relating to the transfer of franchises, licenses permits and the right to own, operate, manage or control any public utility, and Sections 7-204 and 7-204A relating to the approval of reorganizations. The standard for approval of a merger under Section 7-102 is a finding by the Commission that the application "should reasonably be granted, and that the public will be convenIenced thereby."

Under Section 7-203, Commission approval is required to establish the validity of a contract for the transfer of an Illinois utility' s franchises, licenses, permits or rights.

Under Section 7-204, the term "reorganization" is defined as "any transaction which, regardless of the means by which it is accomplished, results in a change of a majority of the voting capital stock of an Illinois public utility; or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility." This Section further provides that the "Commission shall not approve any proposed reorganization if the Commission finds, after notice and hearing, that the reorganization will adversely affect the utility's ability to perform its duties under this Act." In reviewing the proposed merger, the Commission is required by Section 7-204 to find that:


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(1) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

(2) the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers;

(3) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

(4) the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

(5) the utility will remain subject to all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities;

(6) the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction; and

(7) the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

Section 7-204(c) provides that the Commission shall not approve a reorganization without ruling on:

(i) the allocation of any savings resulting from the proposed reorganization;
and

(ii) whether the Applicants should be allowed to recover any costs incurred in accomplishing the proposed reorganization

Section 7-204(f) provides that "in approving any proposed reorganization pursuant to this Section, the Commission may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers."

Section 7-204A(a) sets forth minimum requirements for information to be included in an application for approval of a reorganization. Section 7-204A(b) prescribes certain requirements for transactions by a public utility with affiliated interests.

Other sections of the Act and rules promulgated thereunder are applicable due to the Applicants' need to obtain approval of or exemptions from various actions,


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transactions and waivers required to consummate the merger and reorganization.
Those sections of the Act and rules are:

Section 6-102 - authorizing the issuance of stock;

Section 6-103 - requiring approval of the capitalization of a public utility formed by the merger of two or more corporations;

Section 6-108 - requiring the payment of fees for the issuance of stock;

Sections 7-101(3), 7-102(f) and (g), and 7-204A - authorizing transactions with affiliated interests;

Section 7-102(f) - authorizing the assumption of liabilities;

Section 7-203 - transferring franchises, licenses, permits or rights;

Section 8-508 - authorizing the discontinuance of gas service in Illinois;

Section 8-406 - granting a certificate of public convenience and necessity to transact business in Illinois as a public utility;

Section 9-201 - waiving the 45-day notice requirement for the filing of tariffs; and 83 Ill. Adm. Code 250.20, 250.40, and 500.30 - waiving the obligation to maintain records in the state of Illinois.

Applicants stated that IPC will shortly file a notice pertaining to the electric portion of the reorganization with the Commission pursuant to Section 16-111(g) of the Act.

     A.   SECTION 7-204 CRITERIA

1. IP&L' s ability to provide adequate, reliable, efficient, safe and least-cost public utility service. With regard to the quality of IP&L' s gas customer service in the future, Applicants' witness Doyle testified that the proposed merger will have no detrimental effect on the ability of IP&L to provide adequate, reliable, efficient, safe and least-cost gas service in Illinois. Due to the consolidation of functions and activities already accomplished since the Alliant Energy merger took place, the gas service functions being performed by IPC will continue to be performed under the same basic organizational structure after the IPC/IES merger, simplified by the elimination of the IPC corporate form. The IES and IPC personnel currently providing gas service to IPC' s Illinois customers will continue to do so after the IPC/IES merger as IP&L employees. Mr. Doyle testified that IPC' s current retail gas utility operations and assets will not change or otherwise be affected as a result of the merger.


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Furthermore, IPC and IP&L do not expect any changes in the provision of gas service or gas capital budgets as a result of the IPC/IES merger.

2. Unjustified subsidization of non-utility activities by IP&L or its customers.

Applicants' witness Doyle testified that IPC and IES have existing policies and procedures that comply with affiliate transaction requirements and prevent unjustified subsidization of non-utility activities by the gas utility operations, as approved by the Commission in Docket Nos. 96-0122; 98-0011 and 99-0680. There will be no changes in these policies and procedures, and they will remain applicable after the IPC/IES merger.

3. Fair and reasonable allocation of costs and facilities between IP&L' s Illinois gas utility operations and non-utility activities.

Mr. Doyle testified that IPC and IES have existing policies and procedures that comply with Commission requirements related to allocation of costs and facilities between gas utility and non-utility activities. Mr. Doyle noted that Services is the Alliant Energy subsidiary responsible for the provision of various administrative functions to the Alliant Energy subsidiaries, including IPC and IES, and Services will provide those functions to IP&L after the merger. Mr. Doyle testified that Services' costs are allocated between the operating companies, like IPC and IES, pursuant to a Service Company Agreement that has been approved by the SEC, and by this Commission in Docket No. 96-0122. Subsequent amendments to that Agreement have been approved in Commission Docket Nos. 98-0011 and 99-0680. Mr. Doyle testified that the IES/IPC merger does not affect the terms and conditions of that Agreement, which will continue in effect, and in all material respects, IP&L will assume IPC' s and IES' allocations of costs under that Agreement. Mr. Doyle also testified that it is IPC' s belief that Alliant Energy' s conformance with the requirements of the Public Utility Holding Company Act as a registered holding company satisfies Illinois regulatory requirements regarding affiliate activities.

4. Impairment of the ability of IP&L gas utility operations to raise necessary capital on reasonable terms or to maintain a reasonable capital structure.

Mr. Bacalao testified that the proposed merger will not impair IP&L' s ability to raise capital on reasonable terms, and will not impair IP&L' s ability to maintain a reasonable capital structure. Under the Merger Agreement as amended, each share of IPC common stock outstanding, which is now held by Alliant Energy, will be canceled, and IES common stock will become IP&L common stock, which will all continue to be held by Alliant Energy. Mr. Bacalao also testified that the IPC/IES merger will not affect the separate and combined companies' preferred stock capital accounts. The proposed merger will require the assumption of IPC preferred stock by IP&L, which will thus become IP&L preferred stock. Mr. Bacalao testified that the proposed merger will not affect IES' and IPC's


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outstanding long-term debt or long-term debt accounts. IP&L will assume all of the outstanding debt of IPC, through an assumption agreement, and therefore, the Companies' outstanding secured and unsecured long-term debt will remain in place with no changes to their existing mortgages or indentures. Bondholders in each company will continue to be covered by their respective existing indentures. Mr. Bacalao also testified that currently, the bond ratings for first mortgage bonds, from Moody's and Standard & Poor's are, respectively, A2 and A+ for IES; and A1 and A+ for IPC, and the proposed merger will likely have no effect on these ratings. Therefore, Mr. Bacalao concluded that the merger of IPC into IES should have no impact on the ability of Alliant Energy to raise common equity. Since the Alliant Energy merger, all equity for IPC and IES has been obtained at the holding company level. The IPC/ IES merger will not change this.

5. Continued application of all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities to IP&L' s gas utility operations.

Mr. Doyle testified that IP&L will operate as a regulated public utility after the proposed reorganization, and will be subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois gas utilities. The proposed merger will not impair the regulation of IP&L as an Illinois gas public utility.

6. Impact of the proposed merger on competition in the natural gas utility market over which the Commission has jurisdiction.

Mr. Doyle testified that the proposed merger will have no adverse effects in the retail gas sales markets in Illinois. Mr. Doyle testified that all of IES' retail operations are in Iowa, and IES has no retail operations that are presently subject to this Commission' s jurisdiction. Additionally, all issues relating to the competitive effects of the combination of IES' and IPC' s retail gas utility operations were scrutinized in the course of the Alliant Energy merger by the Commission and a number of other regulatory agencies, and there was no finding of any negative impact on competition in those proceedings.

7. Rate impact of the proposed merger on retail customers.

Mr. Doyle testified that no adverse rate impacts on Illinois retail gas customers are anticipated since the IPC/IES merger will enable IP&L to maintain low rates and a high level of customer service, thus benefiting IPC' s current gas customers in Illinois. He also testified that the proposed merger will allow IP& L to improve the efficiency of products and services and that Illinois communities served will benefit from the positive economic impact that more competitive energy prices will provide. Mr. Doyle testified that IP&L is requesting approval to adopt for application to its Illinois gas customers the rates, charges, classifications, rules and regulations relating to gas service provided by IPC (the IPC gas tariffs) at the time of the merger. Mr. Doyle


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testified that rather than replicating the IPC gas tariffs and identifying them as tariffs of IP&L, the Applicants have requested the Commission to waive the refiling of IPC' s gas tariffs and to consent to the instantaneous transfer of those gas tariffs to IP&L at the moment the merger is effective.

8. Allocation of savings and costs associated with the proposed reorganization.

Section 7-204(c) of the Act requires the Commission to rule on the allocation of any savings resulting from the proposed merger. This Section also requires the Commission to rule on whether the merging companies should be allowed to recover any costs incurred in accomplishing the proposed merger and if so, the amount of costs eligible for recovery and how the costs will be allocated. Mr. Doyle testified that the Applicants' present estimate is that IP&L will realize $2.7 million of savings on a net present value basis during the first 10 years of post-merger operations, applicable to the gas and electric operations of IES and IPC in Iowa and Illinois, and that $.006 million of the $2.7 million would properly be allocated to Illinois gas customers. Mr. Doyle also testified that IP&L expects to achieve about $60,000 of reduced corporate and administrative expenses, and reduced employment costs of $120,000. Mr. Doyle estimated that the costs to achieve the merger will be approximately $550,000 and after the merger IP&L will incur additional costs of $100,000 per year. Mr. Doyle testified that, in approving a merger, the Commission must rule on "the allocation of any savings resulting from the proposed reorganization", and in IPC' s view all that is required is that the Commission approve the allocation results as contained on page 3 of Exhibit No. 4(DAD-2). Mr. Doyle also testified that the average annual amount of the savings that would be allocated to Illinois gas customers ($600 per year) is so small that IPC' s base gas rates would not change. Mr. Doyle also testified that Applicants do not seek authority to recover any of the costs incurred in accomplishing the proposed reorganization because the financial impact on IPC' s Illinois gas customers is so small that Applicants are waiving any rights under Section 220 ILCS 5/7-204(c) to collect the costs of this reorganization from their Illinois gas ratepayers. Additionally, Mr. Doyle testified that as a part of the Alliant Energy merger in ICC Docket No. 96-0122, IPC agreed to a three year rate freeze for its Illinois retail customers, and this rate freeze does not expire until April, 2001.

     B.   SECTION 7-204A

Section 7-204A of the Act sets forth information to be furnished in connection with certain applications for approval of reorganizations under Section 7-204A. As detailed in Section III of the Second Amended Application and the related exhibits, IPC and IP&L provided to the Commission all of the information required under Section 7-204A.


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In addition, Section 7-204A(b) states that a public utility may not permit the use of any public utility employee' s services by any affiliated interest except by contract or arrangement and that no public utility may sell, lease, transfer to or exchange with any affiliated interest any property except by contract or arrangement. Mr. Doyle testified that IP&L will continue to require affiliated interests to enter into contracts or arrangements for any use of public utility employee services or any sale, lease, transfer or exchange of public utility property after the merger is consummated.

     C.   MISCELLANEOUS AUTHORITY

1) Approvals Pursuant to Sections 7-203, 8-406, and 8-508

Section 8-508 requires that a public utility obtain the Commission' s authorization to discontinue service. Because IPC will cease to exist as a public utility separate from IP&L upon effectuation of the merger, IPC will no longer provide public utility services in Illinois or elsewhere.

In this proceeding the Section 8-508 authorization is directly linked to Section 8-406(a)' s requirement that a public utility obtain a certificate of public convenience and necessity from the Commission before transacting any business in the State of Illinois. Upon consummation of the merger and simultaneous with IPC ceasing to provide utility service, IP&L will begin providing without interruption the same Illinois utility services IPC provided prior to the merger.

Section 8-406(b) requires that a public utility obtain a certificate of public convenience and necessity from the Commission prior to beginning the construction of certain new plants, equipment, property or facilities. IPC holds numerous certificates of public convenience and necessity issued pursuant to, or deemed to have been issued pursuant to, Section 8-406. Section 7-203 requires Commission approval for transfers of franchises and certificates. The Applicants request that the Commission grant and authorize the general transfer to IP&L of the certificates and other authority granted to IPC pursuant to Sections 8-406 and 7-203. IP&L has presented evidence that it is qualified to hold such certificates. The Commission concludes that IP&L should be granted certificates of public convenience and necessity identical to those that were previously granted to IPC. The Commission also grants IPC permission to withdraw from service pursuant to Section 8-508 of the Act upon consummation of the merger.

2) Approval for Affiliate Transactions Pursuant to Section 7-101(3); Findings Under Section 7-204(b) and (c)

No new affiliate transactions will result from the proposed merger. The Applicants requested permission for IP&L to continue to engage in the affiliated interest transactions in which IPC currently engages, i.e., certain transactions


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between IPC and its affiliates. IP&L may continue to engage in the affiliate transactions in which IPC currently engages. This Commission has previously approved the performance of these affiliate transactions, as well as IPC' s accounting for these transactions as discussed above. IP&L should continue that previously approved accounting treatment.

3) Approval for the Issuance of Stock and Assumption of Obligations Pursuant to
Section 6-102

As shown in the amended plan of merger, all shares of IPC common stock will be canceled at the time of the merger. The Applicants requested approval of the authorized and outstanding issues of IES' common stock to become IP&L' s common stock in connection with the merger. All outstanding IPC preferred stock will be converted into IP&L preferred stock, and IP&L will assume all obligations of IPC applicable to its existing preferred stock. The Applicants showed that no fees are due pursuant to Section 6-108 of the Act for the issuance of these shares, because fees were previously paid for all IPC preferred stock that has been issued, and IES preferred and common stock created a right to profits from property that was not situated in Illinois.

The Commission finds that no stock-issuance fees are due to be paid. The Applicants' request to authorize IES' authorized and outstanding shares of common stock to become IP&L' s common stock after the merger should be granted, and their request to authorize IPC' s preferred stock to be assumed by IP&L should be granted.

4) Ability to Maintain a Reasonable Capital Structure Pursuant to Section 6-103

The Applicants requested approval of the merged utilities' proposed capitalization. Applicants' witness Mr. Bacalao testified that post-merger, IP&L' s common equity ratios would lie within a reasonable range to the average common equity ratio for the gas distribution industry and that its capital structure would be consistent with the financial strength of an investment grade credit rating. Accordingly, the Applicants have satisfied the requirements under
Section 6-103.

5) Waiver of 45-Day Notice for Tariffs Pursuant to Section 9-102

Section 9-102 requires every public utility to file with the Commission schedules showing all rates, charges, classifications, rules and regulations relating to any product, commodity or service provided by the utility. Upon consummation of the merger, IP&L will adopt for application to its Illinois gas customers the rates, charges, classifications, rules and regulations relating to gas service provided by IPC in effect at the time of the merger. IP&L proposed to accomplish this without refiling the IPC tariffs by making its new tariffs effective as of the date the merger becomes effective. The new IP&L tariffs for service in Illinois will contain rates, charges, classifications, rules and


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regulations identical to those in effect for IPC immediately prior to the consummation of the merger and will be on file with the Commission pursuant to Sections 9-102, 9-103 and 9-201 of the Act. These tariffs will continue in effect until changed pursuant to the Act and the rules promulgated thereunder.

Due to this procedure, IP&L requests authority to file the tariffs less than 45 days before consummating the merger. As a result, the Applicants request that the Commission exercise its authority under Section 9-201 to waive the 45-day notice requirement for the filing of the tariffs. The Applicants state that because the tariffs put into effect contemporaneously with the consummation of the merger will be identical except for the change of name, it is reasonable for the Commission to waive the 45-day notice requirement. The Applicants state that this will assist in an orderly post-merger transition. The Commission concludes that this waiver should be granted.

As the Commission found in Docket 96-0122, other sections of the Act and rules promulgated thereunder are impacted by Applicants' need to obtain approval of various actions, transactions and waivers required to consummate the merger and reorganization. These include Sections 7-101(3), 7-101(f) and (g), 7-102(f), as well as 83 ILL. Adm. Code 250.20, 250.40, 500.30. The Commission concludes that approval of the relief requested is supported by the record.

IV.  COMMISSION' S CONCLUSIONS

Before the proposed merger can be approved, the Commission is required under
Section 7-102(i) to find that the public will be convenienced by it. In Commonwealth Edison Co. v. Illinois Commerce Comm' n, 181 Ill. App. 3d 1002, 538 N.E.2d 213, 131 Ill. Dec. 25 (2d Dist. 1989), the Court stated:

     "Public convenience" must be read in the context of the specific purposes of the Act, namely to provide the public with efficient utility service at a reasonable cost. Our supreme court has stated that the public convenience factor, when read in the context of the Act, includes such factors as costs to customers, simplification of utility service, operating costs, facilities planning and proximity of service territories.

Commonwealth Edison Co. v. Illinois Commerce Comm' n, 181 Ill. App. 3d at 1008, 538 N.E.2d at 216, 131 Ill. Dec. at 28 (citing Illinois Power Co. v. Illinois Commerce Comm' n, 111 Ill.2d 505, 512, 514, 490 N.E.2d 1255, 1258-59, 96 Ill.
Dec. 50, 53-54 (1986)).

The Applicants have presented sufficient evidence of benefits resulting from the IPC/IES merger to allow the Commission to conclude that the public will be convenienced thereby. The Applicants have reasonably demonstrated, through their submission of estimated savings to Illinois ratepayers that would result from


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the merger that the merger's benefits to Illinois ratepayers are reasonably likely to exceeds its costs or harms to them.

Based on the evidence presented by the Applicants, we find that approval for the merger should reasonably be granted because the public will be convenienced thereby, thus satisfying Section 7-102. Furthermore, we find that the Applicants have demonstrated that the proposed merger and reorganization will not diminish the ability of the utility to provide adequate, reliable, efficient, safe and least-cost public utility service as required pursuant to Section 7-204(a).

V.   FINDINGS AND ORDERING PARAGRAPHS

The Commission, having considered the entire record, is of the opinion and finds that:

(1) Interstate Power Company is a Delaware corporation providing electric and natural gas services in Illinois and, as such, is a public utility within the meaning of the Act;

(2) IES Utilities Inc., to be renamed Interstate Power and Light Company, is an Iowa corporation that will become the surviving corporation and proposes to provide electric and natural gas services in Illinois as a public utility within the meaning of the Act after the merger;

(3) The Commission has jurisdiction over Interstate Power Company and IES Utilities Inc. and over the subject matter hereof;

(4) The recitals of fact and conclusions reached in the prefatory portion of this Order are supported by the evidence of record and are hereby adopted as findings of fact;

(5) As described in the prefatory portions of this Order, the merger of Interstate Power Company into IES Utilities Inc., to continue as an operating utility subsidiary of Alliant Energy Corporation, a registered holding company, should reasonably be granted, and the public will be convenienced thereby, in accordance with Section 7-102 of the Act;

(6) the proposed merger and reorganization meets the criteria set forth in
Section 7-204 of the Act in that:

     (a) the proposed merger and reorganization will not diminish the ability of Interstate Power and Light Company to provide adequate, reliable, efficient, safe and least-cost gas public utility service as compared to Interstate Power Company;


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


     (b) the proposed merger and reorganization will not result in unjustified subsidization of non-utility activities by Interstate Power and Light Company;

     (c) costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in a manner such that the Commission may identify those costs and facilities which are properly included by Interstate Power and Light Company for ratemaking purposes;

     (d) the proposed merger and reorganization will not significantly impair the ability of Interstate Power and Light Company to raise necessary capital on reasonable terms or to maintain a reasonable capital structure as compared to that of Interstate Power Company;

     (e) Interstate Power and Light Company's Illinois gas utility operations will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

     (f) the proposed merger and reorganization is not likely to have a significant adverse effect on competition in those Illinois gas markets over which the Commission has jurisdiction; and

     (g) the proposed merger and reorganization is not likely to result in any adverse rate impacts on Interstate Power and Light Company's gas retail customers.

(7) The merger and reorganization of Interstate Power Company and IES Utilities, Inc. in the manner described in the prefatory portions of this Order is in the public interest and the consent, authority and approval of this Commission should be granted for the proposed merger and reorganization, and the performance of the Merger Agreement;

(8) The joint Application of Interstate Power Company and Interstate Power and Light Company for approval of the merger as amended, should be approved;

(9) Following the merger, Interstate Power Company, a Delaware corporation, will cease to exist as a public utility in Illinois; the public convenience and necessity require the continued and uninterrupted operation of the existing gas facilities and businesses currently owned and operated by Interstate Power Company in Illinois; therefore, it is appropriate to authorize the following:

     (a) as described in the prefatory portions of this Order, the discontinuance by Interstate Power Company of public utility services in Illinois, such discontinuance to be effective at the time of the merger


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


     pursuant to Section 8-508 and to be conditioned upon Interstate Power and Light Company, an Iowa corporation, continuing to provide the same public utility services in Illinois without interruption;

     (b) the issuance of a certificate of public convenience and necessity to Interstate Power and Light Company, an Iowa corporation, pursuant to
     Section 8-406(a), to be effective at the time of the merger and conditioned upon continued and uninterrupted provision of the same public utility service in Illinois previously provided by Interstate Power Company;

     (c) the transfer to Interstate Power and Light Company of all franchises, licenses, permits or rights held by Interstate Power Company, a Delaware corporation, to be effective at the time of the merger and conditioned upon continued and uninterrupted provision of the same public utility service in Illinois previously provided by Interstate Power Company, including, without limiting the generality of the foregoing, treating nunc pro tunc all tariffs, for example, of Interstate Power Company, a Delaware corporation, as and for the tariffs of Interstate Power and Light Company and treating Interstate Power Company's economic development plan as the economic development plan of Interstate Power and Light Company and substituting Interstate Power and Light Company as and for a party in all pending Commission proceedings, all without the necessity of any reissuance or any filing in connection therewith of such franchises, permits, or right, including tariffs and economic development plan, or appearances or pleadings in any pending Commission cases;

     (d) a waiver pursuant to 83 Ill. Adm. Code 250.20 and 250.40 of the obligation of Interstate Power and Light Company to maintain in llinois those records required by Section 5-105, such waiver to be effective at the time of the merger;

     (e) a waiver pursuant to 83 Ill. Adm. Code 500.30 of the obligation by Interstate Power and Light Company to maintain in Illinois those records required by 83 Ill. Adm. Code Part 500, such waiver to be effective at the time of merger;

     (f) the capitalization of Interstate Power and Light Company for purposes of the merger, but not for ratemaking purposes, as set forth in the testimony of Applicants' witness Enrique Bacalao;

     (g) the issuance and assumption of common and preferred stock by Interstate Power and Light is reasonably required for the consummation of the merger


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


     and post-merger operations and is authorized by the Commission in accordance with Section 6-102; and

     (h) the accounting for the merger by Applicants as proposed in the Amended Application;

(10) Interstate Power and Light Company should continue to file, as part of its Form 21 annual reports to the Commission, the jurisdictional and service allocation methodology and information in the same detail as currently filed by Interstate Power Company;

(11) Within 60 days of the effective date of the merger, Applicants shall submit to the Commission and its Director of Accounting the closing journal entries and the combined financial statements;

(12) Interstate Power and Light Company should continue to maintain its books and records in such a manner that the Commission Staff and Commission can determine the cost of service for each area in Illinois presently served by Interstate Power Company;

(13) Alliant Energy Corporation, as the parent corporation of Applicants, shall continue to provide the Commission with annual reports for each Illinois service area currently being served by Interstate Power Company;

(14) Applicants and/or Services Corporation should account for affiliated transactions and maintain procedures, books and records as outlined in the prefatory portion of this Order;

(15) The Commission finds that the estimated net merger cost savings over a 10 year period are approximately $2.7 million, of which approximately $.006 million are attributable to Interstate Power Company' s service area.

IT IS THEREFORE ORDERED that consent, authority and approval are hereby granted for the merger and reorganization of Interstate Power Company with IES Utilities Inc., with IES Utilities Inc. remaining as the surviving corporation and public utility, to be renamed Interstate Power and Light Company.

IT IS FURTHER ORDERED that consent, authority and approval are hereby granted for the performance of the Merger Agreement, as Amended, and for the performance of related transactions and other actions that are reasonably necessary thereto and consistent with the determinations made in this Order.


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


IT IS FURTHER ORDERED that Interstate Power and Light Company shall file with the Commission written notice of the completion of the merger and the effective date thereof within 30 days after the effective date of the merger.

IT IS FURTHER ORDERED as follows:

     (a) Interstate Power Company, a Delaware corporation, shall discontinue the provision of public utility services in Illinois, effective at the time of the merger conditioned upon Interstate Power and Light Company, an Iowa corporation, continuing to provide without interruption the same public utility services in Illinois;

     (b) Interstate Power and Light Company, an Iowa corporation, is hereby granted a certificate of public convenience and necessity pursuant to
          Section 8-406(a) to transact business in Illinois effective at the time of the merger, conditioned on Interstate Power And Light Company providing without interruption the same public services in Illinois previously provided by Interstate Power Company;

     (c) Interstate Power and Light Company, an Iowa corporation, is hereby assigned and transferred all certificates of public convenience and necessity that have previously been issued to Interstate Power Company, a Delaware corporation, without the necessity of reissue, all effective at the time of the merger and conditioned on Interstate Power and Light Company providing without interruption the same public utility services in Illinois preciously provided by Interstate Power Company;

     (d) all franchises, licenses, permits or rights held by Interstate Power Company, a Delaware corporation, including without limiting the generality of the foregoing, tariffs, least cost plan exemptions, economic development plan, and appearance and participation as a party in pending proceedings, are hereby transferred and assigned to Interstate Power and Light Company, an Iowa corporation, without the necessity of any further act or proceeding, until changed or amended, effective at the time of the merger conditioned on Interstate Power and Light Company providing without interruption the same public utility services in Illinois previously provided by Interstate Power Company;

     (e) Interstate Power and Light Company, an Iowa corporation, is hereby granted a waiver pursuant to 83 Ill. Adm. Code 250.20 and 250.40 of


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


          the obligation to maintain in Illinois those records required by
          Section 5-105, such waiver to be effective at the time of the merger;

     (f) Interstate Power and Light Company, an Iowa corporation, is hereby granted a waiver pursuant to 83. Ill. Adm. Code 500.30 of the obligation to maintain in Illinois those records required by 83 Ill. Adm. Code 500 such waiver to be effective at the time of the merger;

     (g) The capitalization of Interstate Power and Light Company as set forth in the testimony of Enrique Bacalao is hereby approved for purposes of the merger, but not for ratemaking purposes;

     (h) The accounting treatment proposed by the Applicants for the merger is hereby approved.

IT IS FURTHER ORDERED that pursuant to Section 6-102 Interstate Power and Light Company may issue and assume common and preferred stock in connection with the merger and post-merger operations.

IT IS FURTHER ORDERED that Interstate Power and Light Company shall file, as part of its Form 21 annual report to the Commission, the jurisdictional and service allocation methodology in the same detail as currently filed by Interstate Power Company.

IT IS FURTHER ORDERED that Interstate Power and Light Company shall file fully allocated cost of service studies with each of its next gas rate cases.

IT IS FURTHER ORDERED that in order for Applicants' affiliated interests and Applicants' parent and its affiliated subsidiaries to operate under those agreements as to which the Commission has not waived the filing and necessity for approval pursuant to 83 Ill. Adm. Code 105.40, Interstate Power and Light Company and its affiliated interests and its parent and affiliated subsidiaries are hereby authorized to conduct business under those agreements after the effective date of the merger.

IT IS FURTHER ORDERED that Interstate Power and Light Company shall make available either in Dubuque, Iowa or Madison, Wisconsin offices, original source documents for accounting data in as timely a manner as practicable after being requested to do so by Staff and shall consult with Staff in a timely manner as to the location of the particular documents Staff wishes to have made available.

IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.800, this order is final; it is not subject to the Administrative Review Law.


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


By Order of the Commission this 23 rd day of May, 2001.


                                             (Signed) RICHARD L. MATHIAS

                                                       Chairman


(SEAL)


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